UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for June, 2020
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes _____ No __X__
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes _____ No __X__
Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes _____ No __X__

Enclosures: SASOL LIMITED | SASOL UPDATE ON RESPONSE TO
OIL PRICE VOLATILITY AND COVID-19 PANDEMIC

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:
JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(“Sasol” or “Company”)

SASOL UPDATE ON RESPONSE TO OIL PRICE VOLATILITY AND COVID-19
PANDEMIC

Sasol continues to make significant progress on the response plan measures announced on 17 March 2020 and 23 April 2020, to address the impacts of oil price volatility and the COVID-19 pandemic (COVID-19).

The situation remains highly dynamic, but as lockdown regulations are eased in South
Africa and elsewhere, Sasol is now ramping up operations whilst taking action to ensure the safety of employees and service providers.

This announcement includes the following:
·  Operational performance update
·  Covenant update
·  Status on financial position
·  Future positioning of Sasol
·  Change in Director’s executive responsibilities and new Group Executive
Committee structure

OPERATIONAL PERFORMANCE UPDATE

As previously communicated an unprecedented decrease in fuel demand in South
Africa as a result of COVID-19 resulted in us reducing our production rates at Secunda
Synfuels Operations (SSO) and suspending production at the Natref Refinery in
Sasolburg, in a joint decision with Sasol’s partner, Total South Africa.

Sasol used this period of lower production to bring forward its planned September 2020 maintenance shutdown at SSO. This shutdown was successfully completed in May
2020 and ensures production will be uninterrupted for the remainder of the calendar year. Similarly, maintenance work planned for later during calendar year 2020 at Natref was successfully completed during the lockdown period.

Since the lockdown restrictions in South Africa were eased on 1 June 2020, SSO has ramped up production, and Natref is expected to start production by the end of June
2020 and will ramp up to full capacity as jet fuel demand resumes. The ammonia, nitric acid and chlor-vinyl plants in Sasolburg also started up in May 2020.

Outside South Africa, Sasol’s operations are performing to plan. Oryx GTL’s train 1 came back into operation at the beginning of June 2020, and train 2 is expected to be back in production in the second quarter of financial year 2021 following the extended planned shutdown of the plant.

Sasol previously guided the beneficial operation of the Ziegler and Guerbet units at the
Lake Charles Chemicals Project (LCCP) by end June 2020 and is pleased to announce that the Ziegler unit achieved beneficial operation on 16 June 2020 and the Guerbet unit’s beneficial operation is imminent. Remediation work on the low density polyethylene (LDPE) unit is progressing according to plan, and we expect to bring this unit into production before the end of the third quarter of calendar year 2020.

COVENANT UPDATE

Sasol is pleased to announce the successful conclusion of discussions with lenders regarding increased balance sheet flexibility in the context of COVID-19 impacts and market volatility. Our lenders have agreed to waive the covenant at June 2020 and lift the December 2020 covenant from 3 times to 4 times Net Debt : Earnings Before
Interest, Taxation, Depreciation and Amortisation (EBITDA).

This additional flexibility is subject to conditions which are customary for such covenant amendments and consistent with Sasol’s broader capital allocation framework. These include provisions to prioritise debt reduction at this time, such as commitments that there will be no dividend payments nor acquisitions while Sasol’s leverage is above 3 times Net Debt : EBITDA. Sasol will also reduce the size of its facilities as debt levels are reduced, whilst continuing to maintain a strong liquidity position.

In conjunction with these amendments and in light of Sasol’s two notch credit rating downgrade earlier this year, the interest costs across Sasol’s debt facilities will increase by approximately US$40 million per annum, before any reduction in borrowings through any self-help measures or disposals. The applicable interest rate will reduce in the event that Sasol’s credit rating improves.

UPDATE ON FINANCIAL POSITION

Management continues to progress with the execution of its crude oil hedging programme for financial year 2021. For quarter 1 financial year 2021, approximately
80% of Synfuels’ liquid fuels exposure was hedged, translating to 6 million barrels. This consists of 2,5 million barrels of zero cost collars at a put strike price of US$31 per barrel and a call strike price of US$39 per barrel, and 3,5 million barrels of put options at an average net strike price of US$37 per barrel. Oil hedges for the remainder of financial year 2021 are in progress with 2 million barrels using put options hedged at an average net strike price of US$30 per barrel and 0,5 million barrels hedged using zero cost collars at a put strike of US$36 per barrel and a call strike of US$45 per barrel.
These oil hedges will significantly protect liquidity during the forthcoming months

Sasol made significant progress with the implementation of its self-help measures as communicated on 17 March and 23 April 2020. For financial year 2020 Sasol is well on track to achieve the targets set, whilst for financial year 2021 plans to achieve the targets set have been developed to a high level of probability.

Sasol reaffirms that liquidity headroom will remain well above US$1 billion, with improved liquidity balances in Sasol’s US dollar and Rand liquidity facilities. Several focussed management actions over the past couple of months have improved our liquidity position.

Sasol remains committed to the delivery of its response plan to bring leverage back in line with target levels and mitigate the impacts of recent market volatility and COVID-19.

The process to accelerate and expand our asset disposal programme has yielded good progress for several of Sasol’s assets despite the macro environment volatility in recent months. Any divestment or similar activity will be executed in line with balance sheet, shareholder value and strategic objectives, including the potential for partnering options at Sasol’s US Base Chemicals business.

Further updates on the progress of the disposal transactions will be made as and when appropriate.

POSITIONING SASOL FOR THE FUTURE
As previously communicated, a key part of Sasol’s response plan is to look beyond the near-term measures and position the business for sustained profitability in a low oil price environment. The new strategy will focus on Sasol’s core portfolios of chemicals and energy. A focused and robust review of the business, and the associated workforce structures, is underway and a detailed update will be provided to stakeholders alongside the full year results.
A key decision as a result of this includes the discontinuation of all oil growth activities in
West Africa. The reset of the strategy necessitates a revised operating model, which is still under development and will be announced in the second quarter of financial year
2021.

The review has identified that the future Sasol business – “Sasol 2.0” – will be focused on two core businesses, Chemicals and Energy (the Businesses). The revision of our strategy aims to have a greater focus on enhanced cash generation, value realisation for shareholders and business sustainability. The Chemicals Business will focus on its activities in specialty chemicals where it has differentiated capabilities and strong market positions which can be expanded over time. The Energy Business will comprise the Southern African value chain and associated assets and will pursue greenhouse gas emission reduction (GHG) through focus on gas as a key feedstock and renewables as a secondary energy source. This will be a key enabler to achieve the 2030 and longer term aspirations to shift to a lower carbon economy.

Our two market-facing Businesses will each be responsible for its own profit and loss, management of resources and capabilities. A lean corporate centre will enable the
Businesses by fostering synergies and integrating activities, setting strategic boundaries and allocating capital.

The redesign of the organisation to enable our sustainability at lower oil prices will have an impact on our workforce structure. We have accordingly issued a notice to our representative trade unions in South Africa in terms of section 189 of the Labour
Relations Act number 66 of 1995, inviting them to enter into consultation with Sasol. A similar process will be followed with the relevant recognised bodies in our other jurisdictions.

CHANGE IN DIRECTOR’S EXECUTIVE RESPONSIBILITIES AND NEW GROUP
EXECUTIVE COMMITTEE STRUCTURES

As a first step towards this long-term trajectory, the new senior leadership end-state structure will consist of the President and Chief Executive Officer (CEO) and six
Executive Vice President (EVP) portfolios. An additional EVP Sasol 2.0 Transformation role will be in place for up to 24 months to help execute our restructuring initiative and mitigate risks to ongoing operations. Changes in the roles of EVPs will be effective from
1 November 2020. This new structure will also increase our gender and diversity representation at GEC level.
The EVP portfolios will be structured as follows:
·  The Energy Business Unit will comprise two EVP portfolios;
o
Priscillah Mabelane, whose appointment we announced on 2 June 2020, will lead Sasol’s liquid fuels marketing and sales activities, upstream gas, sourcing and marketing, and supporting functions associated with the Energy value chain.
o
Bernard Klingenberg will lead operations and technical functions within the
Energy value chain, as well as mining, to ensure continuity in our ability to deliver across our integrated value chain.
·  The Chemicals Business Unit will be led by Brad Griffith. He will be fully accountable for the full end-to-end chemicals business, from feedstock sourcing through operations, marketing and sales and associated supporting activities and functions.

The Corporate Centre will be made up of three EVP portfolios:
·  Chief Financial Officer, Paul Victor.
·  Human Resources and Stakeholder Relations, led by Charlotte Mokoena.
·  Strategy, Sustainability and Integrated Services, led by Executive Director Vuyo
Kahla. Corporate portfolio strategy, sustainability, enterprise-wide risk management as well as enterprise-wide SHE policy and reporting will be added to his current responsibilities. Supply chain will move from his current portfolio of responsibilities and form part of the business units.

In addition to the permanent roles described above, Marius Brand will be appointed as
EVP Sasol 2.0 Transformation to lead the Group-wide Transformation Programme to
Sasol 2.0 and delivering the long-term sustainability targets by the third quarter of financial year 2021.

Further details of our repositioning process will be provided at the August 2020 results release.

18 June 2020
Johannesburg

Sponsor: Merrill Lynch South Africa Proprietary Limited

Disclaimer - Forward-looking statements
Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, expectations, developments and business strategies. Examples of such forward-looking statements include, but are not limited to, the impact of the novel coronavirus (COVID-19) pandemic on Sasol’s business, results of operations, financial condition and liquidity and statements regarding the effectiveness of any actions taken by Sasol to address or limit any impact of COVID-19 on its business statements regarding exchange rate fluctuations, changing crude oil prices , volume growth, increases in market share, total shareholder return, executing our growth projects
(including LCCP), oil and gas reserves, cost reductions, our climate change strategy and business performance outlook. Words such as “believe”, “anticipate”, “expect”,
“intend", “seek”, “will”, “plan”, “could”, “may”, “endeavour”, “target”, “forecast” and
“project” and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors and others are discussed more fully in our most recent annual report on Form 20-F filed on 28 October 2019 and in other filings with the United
States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events.
Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.
;

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 18 June 2020
By: /s/ M M L Mokoka
Name: M M L Mokoka
Title: Company Secretary